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                                June 13, 2024

       Denis P. Coleman III
       Chief Financial Officer
       The Goldman Sachs Group, Inc.
       200 West Street
       New York , NY 102282

                                                        Re: The Goldman Sachs
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-14965

       Dear Denis P. Coleman III:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K for Fiscal Year Ended December 31, 2023

       Part I
       Item 1. Business, page 1

   1.                                                   We note the reference
in Management   s Discussion and Analysis on page 63 to    the
                                                        narrowing of our
consumer business.    We also note related discussions in earnings calls
                                                        and slide
presentations, including the reference to    narrowing of ambitions in
consumer-
                                                        related activities and
related to Asset & Wealth Management    on page 14 of Exhibit 99.2
                                                        furnished with the Form
8-K filed October 17, 2023. It appears references to consumer-
                                                        related activities
being narrowed relate to a number of current and former operations, for example, GreenSky, the
Marcus business, the Personal Financial Management business, the GM co-branded
credit card portfolio and deposits from Apple Card customers. If so, please revise the
Business section, or where appropriate in future filings, to provide a summary of your efforts
to narrow consumer-related activities, including the status of such efforts. In this
regard, clarify the extent to which these efforts relate to activities in
                                                        Consumer platforms as
well as Asset & Wealth Management.
 Denis P. Coleman III
FirstName  LastNameDenis
              Sachs Group,P. Coleman III
The Goldman               Inc.
Comapany
June       NameThe Goldman Sachs Group, Inc.
     13, 2024
June 13,
Page 2 2024 Page 2
FirstName LastName
Part II
Item 7. Management's Discussion and Analysis of Financial Condition
Consumer platforms, page 82

2. We note the reference on page 184 regarding the overall performance decline compared
         with 2022, which    reflected the firm   s continued execution on the
narrowing of its
         strategic focus.    We also note that the Consumer platform revenues
have increased by
         over 20% as efforts continue to exit consumer-related activities. Please revise future filings to clarify the impact efforts to narrow strategic focus have had or are reasonably likely to have on your results of operations. In this regard, please clarify the drivers of the significant increase in consumer platform revenues given the simultaneous narrowing of consumer-related activities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Finance
cc:      Sheara Fredman